Exhibit 99.2

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2010 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Silvercorp’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements. Differences between Canadian and United States generally accepted accounting principles (“US GAAP”) that would have affected the Company’s reported financial results are set out in Note 23 of the audited consolidated financial statements. This MD&A refers to various non-GAAP measures, such as cash flows from operating activities per share, cash and total production cost per ounce of silver, which are used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. Non-GAAP measures do not have standardized meaning. Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

This MD&A is prepared as of June 11, 2010.

1. Fiscal Year 2010 Highlights and Significant Events

  Net earnings of $38.5 million, or $0.24 per share, compared to a loss of $16.0 million, or $0.11 loss per share last year;

  Cash flow from operations of $66.0 million, or $0.40 per share, an increase of $19.0 million, or 40%, from $47.0 million, or $0.31 per share last year;

  Produced a record 4.6 million ounces of silver plus 62.4 million pounds of lead and 14.7 million pounds of zinc, representing 10%, 18% and 13% increases, respectively, compared to the prior fiscal year;

  Total production cost of negative $5.38 per ounce of silver and cash cost of negative $6.22 per ounce of silver;

  Measured and Indicated silver resources increased by 250% at Silvercorp's GC Silver-Zinc-Lead Project;

  Proven and Probable reserves established for the first time at the Ying mine district of 63.4 million ounces of silver, 384,837 tonnes of lead, and 117,559 tonnes of zinc – giving the Ying mine over 10-year mine life after four years of production;

  Acquisition of an advance exploration stage silver-lead-zinc property – Silvertip in the northern British Columbia, Canada;

  Paid dividends of $12 million, or CAD$0.08 per share;

  The Company’s shares commenced trading on the New York Stock Exchange; and

  Increased total cash, cash equivalents and short term investments to $95.0 million from $65.0 million a year ago.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 1

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  2. Operating Results

  (a) Overall View

  In fiscal 2010, Silvercorp mined 406,754 tonnes of ore, which was 33,045 tonnes less than last year’s total of 439,799 tonnes, as operations at the TLP, HPG, and LM mines were still ramping up after being suspended in December 2008.

  In fiscal 2010, the Company produced and sold 4.6 million ounces of silver, 62.4 million pounds of lead and 14.7 million pounds of zinc, an increase of 10%, 18% and 13%, respectively, compared to the same period last year.

  The increase was mainly because (1) the head grade of run of mine ores continued to improve significantly since the Company implemented a quality control program in September 2008. In fiscal 2010, average silver and lead head grades improved to 395g/t and 7.5% from 312g/t and 5.6%, respectively in the prior year; (2) the Company mined 76.7% of its fiscal 2010 total production from the Ying Mine, compared to 66% in fiscal 2009. With higher grades from the Ying Mine, the Company produced more metals even though fewer tonnes of ore were mined compared to last year.

  The following table summarizes the total metal production in each period under review.

	Years Ended March 31
	2010	2009	2008
Silver (‘000s ounces)	4,624	4,189	3,961
Gold (‘000s ounces)	1.6	2.0	2.0
Lead (‘000s pounds)	62,374	53,066	49,624
Zinc (‘000s pounds)	14,740	12,957	15,912

  (b) Mining Cost

  In fiscal 2010, the consolidated total unit mining cost and the cash unit mining cost was $56.14 and $47.43 per tonne, representing 19% and 7% decreases respectively compared to the total unit mining costs of $69.09 and cash mining cost of $51.26 in fiscal 2009.

  The decrease of cash unit mining costs was mainly because of the operational improvement as a result of the quality control program. The decrease of total unit mining cost was mainly attributable to lower depletion charges related to the HPG, TLP and LM mines, as their carrying value were written off last year due to severely depressed commodity prices.

  The major components of cash mining cost in fiscal 2010 were: 42% for mining contractor costs; 22% for raw material costs; 14% for labour costs; 10% for utility costs and 12% for other miscellaneous costs.

  (c) Milling Cost

  The consolidated total unit milling cost in fiscal 2010 was $11.37 per tonne and cash unit milling cost was $10.12 per tonne, representing a decrease of 8% and 11% from the total unit milling cost of $12.37 per tonne and cash unit milling cost $11.39 per tonne in fiscal 2009.

  The major components of cash milling costs in fiscal 2010 were: 32% for raw materials; 29% for utilities; 18% for mineral resources tax; 17% for labour costs and 4% for other miscellaneous costs.

  (d) Cash and Total Costs per Ounce of Silver

  Silvercorp continues to achieve industry-leading low total production costs per ounce of silver. In fiscal

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  2010, the consolidated total production costs per ounce of silver was negative $5.38 and the cash cost per ounce of silver was negative $6.22, compared to the total production costs and cash production costs per ounce of silver of negative $1.25 and negative $2.77 respectively in fiscal 2009.

  To facilitate a better understanding of cash and total production cost per ounce of silver (non-GAAP measures), the following tables provide a reconciliation of those measures to the financial statements for year ended March 31 2010, 2009, and 2008, respectively.

	Year ended March 31, 2010
	YING	HPG	TLP	LM	Total
Cost of sales	$18,337	$2,057	$1,944	$1,658	$23,996
By-product lead, zinc, and gold sales	(46,067)	(4,051)	(1,896)	(745)	(52,759)
Total adjusted cash costs	(27,730)	(1,994)	48	913	(28,763)
Ounces of silver sold	4,163	148	140	173	4,624
Total cash costs per ounce of silver	$(6.66)	$(13.47)	$0.34	$5.28	$(6.22)

Total adjusted cash costs	$(27,730)	$(1,994)	$48	$913	$(28,763)
Amortization and depletion	3,629	107	130	38	3,904
Total adjusted cost of goods sold	(24,101)	(1,887)	178	951	(24,859)
Ounces of silver sold	4,163	148	140	173	4,624
Total production cost per ounce of silver	$(5.79)	$(12.75)	$1.27	$5.50	$(5.38)

	Year ended March 31, 2009
	YING	HPG	TLP	LM	Total
Cost of sales	$19,891	$3,670	$3,303	$2,458	$29,322
By-product lead, zinc, and gold sales	(33,087)	(5,035)	(1,908)	(909)	(40,939)
Total adjusted cash costs	(13,196)	(1,365)	1,395	1,549	(11,617)
Ounces of silver sold	3,408	209	271	301	4,189
Total cash costs per ounce of silver	$(3.87)	$(6.53)	$5.15	$5.15	$(2.77)

Total adjusted cash costs	$(13,196)	$(1,365)	$1,395	$1,549	$(11,617)
Amortization and depletion	3,434	1,601	977	353	6,365
Total adjusted cost of goods sold	(9,762)	236	2,372	1,902	(5,252)
Ounces of silver sold	3,408	209	271	301	4,189
Total production cost per ounce of silver	$(2.86)	$1.13	$8.75	$6.33	$(1.25)

	Year ended March 31, 2008
	YING	HPG	Total
Cost of sales	$17,389	$2,725	$20,114
By-product lead, zinc, and gold sales	(54,719)	(8,966)	(63,685)
Total adjusted cash costs	(37,330)	(6,241)	(43,571)
Ounces of silver sold	3,684	277	3,961
Total cash costs per ounce of silver	$(10.11)	$(22.56)	$(10.99)

Total adjusted cash costs	$(37,330)	$(6,241)	$(43,571)
Amortization and depletion	1,703	1,505	3,208
Total adjusted cost of goods sold	(35,627)	(4,736)	(40,363)
Ounces of silver sold	3,684	277	3,961
Total production cost per ounce of silver	$(9.65)	$(17.12)	$(10.15)

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  (e) Operation Review

  (i) The following table summarizes historical operating information for each mine and totals for the year ended March 31, 2010:

Fiscal 2010	Year ended March 31, 2010
	YING	HPG	TLP	LM	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	13,098	280	11	-	13,390
Stockpiled Ores (tonne)	299,073	30,150	38,538	25,603	393,364
	312,171	30,430	38,550	25,603	406,754

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	13,098	281	11	-	13,390
Ores Milled (tonne)	298,977	32,833	36,797	25,897	394,505
	312,075	33,113	36,808	25,897	407,895

Mining cost per tonne of ore mined ($)	55.32	55.81	64.15	54.60	56.14
Cash mining cost per tonne of ore mined ($)	44.93	51.28	60.89	53.15	47.43
Non cash mining cost per tonne of ore mined ($)	10.39	4.53	3.26	1.45	8.71

Unit shipping costs($)	3.57	3.67	2.86	2.53	3.44

Milling cost per tonne of ore milled ($)	11.33	12.21	12.34	9.34	11.37
Cash milling cost per tonne of ore milled ($)	10.23	11.01	10.12	7.62	10.12
Non cash milling cost per tonne of ore milled ($)	1.09	1.21	2.22	1.72	1.25

Average Production Cost
Silver ($ per ounce)	2.71	4.52	7.16	7.40	3.06
Gold ($ per ounce)	134.33	269.05	-	-	183.14
Lead ($ per pound)	0.16	0.25	0.43	0.41	0.18
Zinc ($ per pound)	0.13	0.19	-	-	0.15

Total production cost per ounce of Silver ($)	(5.79)	(12.75)	1.27	5.50	(5.38)
Total cash cost per ounce of Silver ($)	(6.66)	(13.47)	0.34	5.28	(6.22)

Total Recovery of the Run of Mine Ores
Silver (%)	92.7	85.9	87.3	84.9	92.0
Lead (%)	96.6	94.3	85.8	87.5	95.9
Zinc ( %)	69.0	70.1	-	-	69.1

Head Grades of Run of Mine Ores
Silver (gram/tonne)	465.3	160.3	94.9	271.8	394.8
Lead (%)	8.5	6.9	3.5	1.9	7.5
Zinc (%)	3.1	1.3	-	-	2.5

Sales Data
Metal Sales
Silver (in thousands of ounce)	4,163	148	140	173	4,624
Gold (in thousands of ounce)	0.7	0.9	-	0.0	1.6
Lead (in thousands of pound)	54,525	4,464	2,420	965	62,374
Zinc (in thousands of pound)	14,071	669	-	-	14,740
Metal Sales	-
Silver ($)	48,524	1,811	1,776	2,294	54,405
Gold ($)	376	656	58	32	1,122
Lead ($)	37,597	3,057	1,838	713	43,205
Zinc ($)	8,094	338	-	-	8,432
	94,591	5,862	3,672	3,039	107,164
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	11.66	12.24	12.69	13.26	11.77
Gold ($ per ounce)	578.46	728.89	-	711.11	703.45
Lead ($ per pound)	0.69	0.68	0.76	0.74	0.69
Zinc ($ per pound)	0.58	0.51	-	-	0.57

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  (ii) The following table summarizes historical operating information for each mine and totals for the year ended March 31, 2009:

Fiscal 2009	Year ended March 31, 2009
	Ying	HPG	TLP	LM	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	11,182	504	95	71	11,852
Stockpiled Ores (tonne)	279,152	54,361	59,118	35,316	427,947
	290,334	54,865	59,213	35,387	439,799

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	11,298	504	95	71	11,968
Ores Milled (tonne)	275,204	59,887	69,375	34,653	439,119
	286,502	60,391	69,470	34,724	451,087

Mining cost per tonne of ore mined ($)	66.11	73.43	56.27	108.19	69.09
Cash mining cost per tonne of ore mined ($)	51.24	44.33	47.82	67.94	51.26
Non cash mining cost per tonne of ore mined ($)	14.87	29.11	8.45	40.25	17.83

Unit shipping costs	3.60	4.04	2.11	4.76	3.54

Milling cost per tonne of ore milled ($)	11.62	13.80	12.54	15.55	12.37
Cash milling cost per tonne of ore milled ($)	10.63	12.50	11.44	15.55	11.39
Non cash milling cost per tonne of ore milled ($)	0.99	1.30	1.10	-	0.98

Average Production Cost
Silver ($ per ounce)	3.49	7.72	9.48	7.22	4.34
Gold ($ per ounce)	152.39	462.92	361.47	379.68	262.24
Lead ($ per pound)	0.22	0.46	0.57	0.45	0.28
Zinc ($ per pound)	0.14	0.28	-	-	0.18

Total production cost per ounce of Silver ($)	(2.86)	1.13	8.75	6.33	(1.25)
Total cash cost per ounce of Silver ($)	(3.87)	(6.53)	5.15	5.15	(2.77)

Total Recovery of the Run of Mine Ores
Silver (%)	92.0	81.6	84.1	88.1	89.9
Lead (%)	96.5	93.2	78.8	86.8	94.3
Zinc ( %)	69.3	71.4	-	-	76.1

Head Grades of Run of Mine Ores
Silver (gram/tonne)	407.0	154.4	160.4	266.7	311.6
Lead (%)	7.3	5.8	2.3	1.8	5.6
Zinc (%)	2.9	0.9	-	-	1.9

Sales Data
Metal Sales
Silver (ounce)	3,408	209	271	301	4,189
Gold (ounce)	-	2	-	-	2
Lead (pound)	42,914	5,899	2,932	1,321	53,066
Zinc (pound)	12,339	618	-	-	12,957
Metal Sales
Silver ($)	34,416	2,214	2,872	3,082	42,584
Gold ($)	32	1,033	33	56	1,154
Lead ($)	27,934	3,762	1,875	853	34,424
Zinc ($)	5,121	240	-	-	5,361
	67,503	7,249	4,780	3,991	83,523
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	10.10	10.59	10.60	10.24	10.17
Gold ($ per ounce)	441.01	636.67	403.70	538.98	613.77
Lead ($ per pound)	0.65	0.64	0.64	0.65	0.65
Zinc ($ per pound)	0.42	0.39	-	-	0.41

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  (iii) The following table summarizes historical operating information for each mine and totals for the year ended March 31, 2008:

Fiscal 2008	Year ended March 31, 2008
	Ying	HPG	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	11,010	1,919	12,929
Stockpiled Ores (tonne)	242,829	50,385	293,214
	253,839	52,304	306,143

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	11,010	1,919	12,929
Ores Milled (tonne)	245,487	46,612	292,099
	256,497	48,531	305,028

Mining Cost per tonne of ore mined ($)	51.59	44.84	50.44
Cash mining cost per tonne of ore mined ($)	39.27	29.89	38.40
Non cash mining cost per tonne of ore mined ($)	12.32	14.95	12.04

Unit shipping costs	3.62	3.77	3.65

Milling Cost per tonne of ore milled ($)	11.00	17.36	11.93
Cash milling cost per tonne of ore milled ($)	10.01	15.95	10.85
Non cash milling cost per tonne of ore milled ($)	0.99	1.41	1.08

Average Production Cost
Silver ($ per ounce)	2.25	3.90	2.44
Gold ($ per ounce)	71.32	205.84	119.74
Lead ($ per pound)	0.19	0.35	0.21
Zinc ($ per pound)	0.18	0.28	0.19

Total production cost per ounce of Silver ($)	(9.65)	(17.12)	(10.15)
Total cash cost per ounce of Silver ($)	(10.11)	(22.56)	(10.99)

Total Recovery of the Run of Mine Ores
Silver (%)	91.3	89.0	91.1
Lead (%)	95.8	93.8	95.5
Zinc ( %)	72.0	65.6	71.6

Head Grades of Run of Mine Ores
Silver (gram/tonne)	464.2	207.4	420.3
Lead (%)	7.4	7.4	7.4
Zinc (%)	3.1	1.1	2.7

Sales Data
Metal Sales
Silver (ounce)	3,684	277	3,961
Gold (ounce)	-	2	2
Lead (pound)	42,282	7,342	49,624
Zinc (pound)	15,136	776	15,912
Metal Sales
Silver ($)	41,611	3,067	44,678
Gold ($)	111	1,079	1,190
Lead ($)	41,164	7,270	48,434
Zinc ($)	13,444	617	14,061
	96,330	12,033	108,363
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	11.30	11.09	11.28
Gold ($ per ounce)	358.04	585.53	595.00
Lead ($ per pound)	0.97	0.99	0.98
Zinc ($ per pound)	0.89	0.80	0.88

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  (iv) Ying Mine (77.5%)

  Production from the Ying mine commenced on April 1, 2006. Since then, the Ying property has become the Company’s primary focus and most profitable project.

  In fiscal 2010, the Ying mine incurred $6.7 million (2009 - $6.9 million) of development and exploration expenditures to expand the mineral resources and to develop underground tunnels, sink shafts and build declines. A total of 34,816 meters (2009 – 15,688 meters) of tunnel, 28,746 meters (2009 – 57,812 meters) of diamond drilling, 1,068 meters (2009 – 13,166_meters) of shaft and 319 meters (2009 – 1,051 meters) of decline were completed.

  The Ying mine continued to perform well in fiscal 2010. Approximately 90% of the Company’s silver production was from the Ying mine, which achieved an annual production record of 4.16 million ounces of silver.

  (v) HPG Property (80%)

  Production at HPG originally commenced in April 2007. In December 2008, mining operations at the HPG Mine were suspended in light of the economic downturn and the decline of metal prices. In May 2009, in response to the improving commodity prices, the HPG mine operation was partially resumed. The total ores mined in fiscal 2010 was 30,430 tonnes, which was about 55% of the 54,865 tonnes mined in fiscal 2009.

  In fiscal 2010, a total of 8,251 meters (2009 – 11,137 meters) of tunnel, 8,697 meters (2009 – 19,108 meters) of diamond drilling and 240 meters (2009 – 485 meters) of decline were completed.

  Subsequent to year end, the Company’s beneficial ownership interest increased from 70% to 80% as the Company purchased an additional 10% interest in the holding company that controls the HPG Property from a non-controlling interest holder for consideration of RMB 8 million ($1.09 million) which was paid by issuing 163,916 Silvercorp common shares.

  (vi) TLP Mine (77.5%)

  Production from the TLP mine originally commenced in April 2008. In December 2008, mining operations at the TLP Mine were suspended in light of the economic downturn and the associated decline of metal prices.

  In May 2009, in response to the improving commodity prices, the TLP mine operation was partially resumed. The total ore mined in fiscal 2010 was 38,550 tonnes, which was about 35% lower than the 59,213 tonnes mined in fiscal 2009.

  In fiscal 2010, a total of 11,590 meters (2009 – 10,237 meters) of tunnel, 28,807 meters (2009 – 17,374 meters) of diamond drilling and 401 meters (2009 – 25 meters) of decline were completed.

  (vii) LM Mine (80%)

  Production from the LM mine originally commenced in April 2008. In December 2008, mining operations at the LM Mine were shut down in light of the economic downturn and the decline of metal prices.

  In May 2009, in response to the improving commodity prices, the LM Mine operation was partially resumed. The total ore mined in fiscal 2010 was 25,603 tonnes, which was about 72% of the 35,387 tonnes mined in fiscal 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  In fiscal 2010, a total of 6,466 meters (2009 – 7,346 meters) of tunnel and 20,460 meters (2009 – 16,107 meters) of diamond drilling, 99 meters (2009 – nil) of shaft, and 163 meters (2009 – nil) of decline were completed.

  Subsequent to year end, the Company’s beneficial ownership interest increased from 70% to 80% as the Company purchased an additional 10% interest in the holding company that controls the LM mine from a non-controlling interest holder for consideration of RMB 8 million ($1.09 million) which was paid by issuing 163,916 Silvercorp common shares.

  (viii) Nabao Project (82%)

  The Nabao Project was put on hold in December 2008 as a result of unfavorable exploration results, and diminishing prospects for the property due to its location at high elevation and declining metal prices.

  During the year ended March 31, 2010, the Company entered into an agreement to dispose of the Nabao Project for $732 (RMB¥5.0 million) to a third party, and a deposit of $146 (RMB¥1.0 million) had been received as of March 31, 2010. Subsequent to March 31, 2010, two of three exploration permits were transferred pursuant to the agreement. The third exploration permit is in the process of being transfered.

  (ix) GC Project (95%)

  The GC Project is a pre-development stage Ag-Pb-Zn project in Guangdong Province, China. Since its acquisition in June 2008, the Company has incurred $2.3 million in its drilling program and permitting process.

  In June 2009, the Company completed a NI 43-101 technical report update for the GC Ag-Pb-Zn project. Using a 150 g/t silver equivalent cutoff grade, the GC deposit contains 28.5 million ounces of silver, 96,000 tonnes of lead, and 214,000 tonnes of zinc in the Measured and Indicated category and 30.8 million ounces of silver, 115,000 tonnes of lead and 213,000 tonnes of zinc in the Inferred category.

  The Company is engaged in environmental permitting and is continuing the process of compiling a feasibility study for the CG Project, which includes detailed mine and mill designs.

  (x) Silvertip Project (100%)

  In February, 2010, the Company completed the acquisition of a 100% interest in the Silvertip silver-lead-zinc project covering 216 km2 in northern British Columbia, Canada. The total consideration paid consisted of $7.4 million (CAD$ 7.5 million) cash and 1.2 million commons shares of the Company. Shares issued as consideration were valued using the closing market price of $6.51 (CAD$6.87) per share, totaling $7.8 million (CAD$ 8.2 million). The total acquisition cost was $15.2 (CAD$16.0 million).

  Subsequent to the acquisition the Company has increased the area of its mineral claims to approximately 800 km2.

  In connection with this acquisition, the Company paid a $78 (CAD$79) reclamation deposit to the British Columbia Ministry of Finance. The balance is recorded as restricted cash on the consolidated financial statements; the fair value has been determined to approximate its book value as at March 31, 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  3. Annual Financial Results

  The following table sets out highlights of Silvercorp’s financial results together with selected balance sheet information for the years ended March 31, 2010, 2009, and 2008.

	2010	2009	2008
Sales	$107,164	$83,523	$108,363
Gross profit	79,264	47,836	85,041
Expenses	17,246	11,743	12,613
Impairment charges	698	50,707	-
Other items	(875)	(789)	7,257
Net income (loss)	38,547	(15,997)	59,937
Basic earnings (loss) per share	0.24	(0.11)	0.41
Diluted earnings (loss) per share	0.24	(0.11)	0.40

Total assets	279,454	205,202	190,267
Total shareholders equity	214,990	152,446	148,992
Cash dividend declared	12,136	8,030	6,891
Cash dividend declared per share (C$/share)	0.08	0.06	0.05

  (a) Financial results – fiscal 2010 compared to fiscal 2009

  Net Income in fiscal 2010 was $38.5 million or $0.24 per share compared to a net loss of $16.0 million, or $0.11 loss per share in the prior year which included a mineral property impairment charge of $45.7 million. The significant increase in net income, after adjusting for the impact of the prior year impairment charge, was primarily the result of higher quantities of metals sold combined with higher metal prices.

  Sales in fiscal 2010 increased by $23.7 million or 28% to $107.2 million compared to sales of $83.5 million in fiscal 2009. In fiscal 2010, the Company sold 4.6 million ounces of silver, 62.4 million pounds of lead and 14.7 million pounds of zinc, which were 10%, 18% and 13% more than the 4.2 million ounces of silver, 53.1 million pounds of lead and 13.0 million pounds of zinc sold in fiscal 2009. Both increased metal prices and higher quantities of metal sold contributed to the sales increase in fiscal 2010.

  Cost of goods sold (including amortization and depletion) respectively in fiscal 2010 was $27.9 million, a $7.8 million or 22% reduction from the $35.7 million cost of goods sold in fiscal 2009, despite a greater quantity of metals sold. The cost of goods sold amount consisted of a $24.0 million cash portion and $3.9 million of amortization and depletion, which decreased by 18% and 39%, respectively, compared to $29.3 million and $6.4 million in fiscal 2009.

  The decrease of the cash portion of costs of goods sold was mainly attributable to the higher grades of ores mined. The higher grade of ores mined was due to: (1) higher silver head grade at the Ying Mine, which increased to an average of 465 g/t in fiscal 2010 from a 407 g/t average in fiscal 2009; (2) reduced dilution from the HPG, TLP, and LM mines as mine operations at those sites was only partially resumed following the suspension of production in December 2008. About 77% of production in fiscal 2010 was from the lower cost and higher grade ores at Ying Mine compared to 66% in the prior year period.

  The amortization and depletion decreased as only nominal depletion was charged to the TLP, LM and HPG mines in fiscal 2010 due to the write down of carrying value of these mines incurred in December 2008.

  Gross profit margin in fiscal 2010 improved to 74% from 57% in the prior year as a result of increased metal prices, improved head grades and better dilution control, resulting in a 22% reduced cost of sales despite the increase in the quantity of metal sales.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  Accretion of asset retirement obligation in fiscal 2010 was $0.1 million, comparable with that of fiscal 2009. The Company’s asset retirement obligations are related to the reclamation costs of the Ying, HPG, TLP and LM mines.

  Amortization was $0.9 million in fiscal 2010, which was slightly higher than $0.8 million charged in 2009 as more equipment was purchased and amortized in fiscal 2010.

  Foreign exchange gain in 2010 was $0.4 million compared to a foreign exchange gain of $2.9 million recorded in fiscal 2009.

  Foreign exchange gain was mainly a result of the unrealized loss (gain) arising from the translation of Chinese Yuan denominated monetary items in the Company’s integrated operations defined by Canadian GAAP, as well as holding U.S. dollar currency while the U.S. dollar was depreciating relative to the Canadian dollar during the year.

  General exploration and property investigation expenses in fiscal 2010 were $4.9 million, $2.6 million higher than the $2.3 million expense in 2009. The direct exploration and development expenditures of $1.3 million incurred at TLP, HPG and LM mines were expensed in Q1 2010, while exploration expenditures at those mines were capitalized in other periods.

  Investor relations expenses were $0.4 million, down from $0.6 million in fiscal 2009 as the Company participated in fewer investor relations events.

  General and administrative expenses, including stock-based compensation of $1.9 million, were $9.5 million, comparable to the expense of $9.3 million recorded in fiscal 2009.

  Professional fees were $1.8 million in fiscal 2010, $0.3 million higher than the $1.5 million in fiscal 2009. The increase was mainly due to the professional fees related to the unsolicited take over bid of Klondex Mines Limited announced in June 2009. The Company terminated the bid in July 2009.

  Impairment charges and bad debt was $0.7 million in fiscal 2010 while $50.7 million was recorded in fiscal 2009. The impairment charges and bad debt expenses recoded in fiscal 2010 consisted of a write down of an accounts receivable of $0.5 million related to a disposal of an exploration permit in fiscal year 2008, and a $0.2 million unrealized loss on the investment in Dajin Resources Corp., which was an accounting reclassification from accumulated other comprehensive loss. The $50.7 million impairment charges in fiscal 2009 was mainly due to the suspension of the HPG, TLP, and LM mines and the Nabao project in December 2008.

  Equity loss in investment in NUX was $0.4 million in fiscal 2010 compared to $1.5 million in fiscal 2009. Equity loss in investment represented the equity pick up from New Pacific Metal Corp. (“NUX”). NUX reported an impairment loss of $7.3 million, resulting in a higher equity loss pick up in fiscal 2009.

  Loss on disposal of plant and equipment was $1.6 million in fiscal 2010 compared to $0.3 million loss in fiscal 2009. The increased loss on dispositions over that of the prior year was mainly due to the Company’s shut down and abandonment of a small milling facility near the TLP Mine in fiscal 2010. The ores from the TLP Mine are now processed in a bigger mill to minimize the environmental impact.

  Other income in fiscal 2010 was $0.3 million, compared to $0.5 million in fiscal 2009. Other income included miscellaneous income such as government grants of $0.1 million received in Q1 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  Interest income in fiscal 2010 was $0.9 million, $0.4 million less than the $1.3 million recorded in fiscal 2009, mainly due to lower interest rates in fiscal 2010.

  Income tax expense was $8.6 million (fiscal 2009 - recovery of $0.9 million) comprised of current income tax expenses of $7.8 million (fiscal 2009 - $7.0 million) and a future income tax expense of $0.8 million (fiscal 2009 - recovery of $7.9 million). The higher current income tax in this period resulted from higher taxable income in the year. The recovery of future income tax last year reflects to the write-off of the book value of the TLP, LM and HPG Mines.

  (b) Financial results – fiscal 2009 compared to fiscal 2008

  Net loss in fiscal 2009 was $16.0 million, while net income of $59.9 million was recorded in fiscal 2008. The loss in fiscal 2009 was mainly due to the $50.7 million impairment charges taken, as a result of the decrease in metal prices and determination of the unrecoverability of the value of these mines. Excluding exceptional items adjusted earnings was $27.3 million or $0.18 per share in fiscal 2009.

  Sales in fiscal 2009 decreased by 23% to $83.5 million compared to the sales of $108.4 million in fiscal 2008. Sales were negatively affected by the decline in metal prices in fiscal 2009. For the 2009 fiscal year, the average realized net smelter return or “NSR” for silver, lead and zinc were $10.17/oz, $0.65/lb and $0.41/lb, significantly lower than $11.28/oz, $0.98/lb and $0.88/lb, respectively, in fiscal 2008.

  Cost of goods sold in fiscal 2009 increased $12.4 million to $35.7 million or 53% compared with $23.3 million recorded in fiscal 2008. For the year, gross profit was $47.8 million, about 57% of sales, compared to $85.0 million, representing 78% of sales in fiscal 2008. The declining gross profit was mainly attributed to (i) declining metal prices since July 2008; (ii) dilution caused by the lower grade nature of ores from the TLP, LM and HPG mines which increased the unit cost of production; and (iii) the higher quantity of metals sold in fiscal 2009. The cost of goods sold were comprised of $29.3 million (2008 - $20.1 million) cash costs and $6.4 million (2008 - $3.2 million) amortization and depreciation charges.

  Accretion of asset retirement obligation in fiscal 2009 was $0.1 million, a slight increase from accretion expenses of $0.06 million recorded in fiscal 2008, as the Company recognized additional $0.7 million in asset retirement obligation in fiscal 2009. The Company’s asset retirement obligations are related to the reclamation costs of the Ying, HPG, TLP and LM mines.

  Foreign exchange gain in fiscal 2009 was $2.9 million compared to a foreign exchange loss of $0.6 million recorded in fiscal 2008. Foreign exchange gain in 2009 was mainly a result of the unrealized gain arising from the translation of Chinese Yuan denominated monetary items in the Company’s integrated operations defined by Canadian GAAP.

  General exploration and property investigation expenses of $2.3 million were 28% or $0.5 million higher in fiscal 2009 compared to $1.8 million in fiscal 2008. The increase was mainly due to the increase of governmental levies.

  Investor relations expenses of $0.6 million were $0.3 million higher in fiscal 2009 than the $0.3 million investor relations expense recorded in fiscal 2008. The increase is mainly attributable to the increase usage of newswire services compared to the prior year period.

  General and administrative, including stock-based compensation of $2.1 million, in fiscal 2009 were $9.3 million, an increase of 30% compared to the expense of $7.3 million recorded in fiscal 2008. The increase was mainly attributable to further enhancements of corporate and operating infrastructure and adjustments to operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  Professional fees were $1.5 million, a decrease of 30% from $2.1 million in fiscal 2008, reflecting less regulatory activities in fiscal 2009.

  Impairment charges in fiscal 2009 were $50.7 million, which were primarily due to the suspension of the mining operations at the HPG, TLP and LM and the exploration program at Nabao project in December 2008 due to the economic downtown. No impairment charges were recorded in fiscal 2008.

  Equity loss on investment in NUX of $1.5 million in fiscal 2009 represented an increase of $1.2 million compared to the equity loss of $0.3 million in fiscal 2008. The increase was mainly due to an equity pickup of an impairment loss of $7.3 million recorded by New Pacific Metals Corp.

  Other income in fiscal 2009 was $0.5 million, a decrease of $4.0 million compared to other income of $4.5 million recorded in fiscal 2008 as no option income was recognized in fiscal 2009 while option income of $4.5 million was recognized in fiscal 2008 from shares issued by NUX pursuant to the Kang Dian Project Option Agreement along with the increase in NUX’s market value upon the release of the escrow shares.

  Interest income in fiscal 2009 was $1.3 million, a decrease of $1.3 million compared the interest income of $2.6 million in fiscal 2008 as a result of lower interest rates.

  Income tax recovery of $0.9 million in fiscal 2009 was comprised of current income tax expenses of $7.0 million (2008 - $0.4 million) and future income tax recovery of $7.9 million (2008 - expense $0.1 million). The increase in current income tax expense was mainly because the operating results of Henan Found is subject to 12.5% income tax starting from January 1, 2008 and $1.6 million accrued dividend withholding tax of 10% relating to dividends declared in February 2009 by the Company’s 77.5% owned Chinese subsidiary Henan Found Mining Co. Ltd. The future income tax recovery recorded in fiscal 2009 was mainly due to the impairment charges on the HPG, TLP and LM mines. Prior to January 1, 2008, Henan Found benefited from a tax holiday with a zero percent income tax rate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  4. Summary of Quarterly Financial Results

  The tables below set out highlights of Silvercorp’s quarterly results for the past twelve quarters.

	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009
Sales	$28,224	$31,283	$25,085	$22,571
Gross profit	19,277	24,230	19,088	16,670
Expenses and foreign exchange	3,936	5,156	3,785	4,369
Impairment charges and bad debt (recovery)	-	-	(79)	777
Other items	18	(87)	(840)	34
Net income	9,760	12,409	8,893	7,487
Basic earnings per share	0.06	0.08	0.06	0.05
Diluted earnings per share	0.06	0.08	0.05	0.05

Cash dividend declared	3,238	3,108	3,020	2,770
Cash dividend declared per share (CAD)	0.02	0.02	0.02	0.02

	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008
Sales	$17,392	$15,168	$20,103	$30,859
Gross profit	11,010	5,240	10,234	21,352
Expenses and foreign exchange	2,148	4,087	1,631	4,244
Impairment charges	2,907	47,433	-	-
Other items	(224)	(246)	(910)	591
Net income (loss)	1,238	(33,695)	4,857	11,601
Basic earnings (loss) per share	0.01	(0.22)	0.03	0.08
Diluted earnings (loss) per share	0.01	(0.22)	0.03	0.08

Cash dividend declared	2,564	2,476	2,990	-
Cash dividend declared per share (CAD)	0.02	0.02	0.02	-

	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007
Sales	$26,845	$30,091	$29,174	$22,253
Gross profit	20,229	24,209	23,213	17,389
Expenses and foreign exchange	4,659	3,013	2,729	2,279
Other items	1,178	2,142	1,788	2,216
Net income (loss)	10,859	17,781	16,770	14,527
Basic earnings (loss) per share	0.07	0.12	0.11	0.10
Diluted earnings (loss) per share	0.07	0.12	0.11	0.10

Cash dividend declared	-	-	6,891	-
Cash dividend declared per share (CAD)	-	-	0.05	-

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  5. Fourth quarter ended March 31, 2010

  Net income in the fourth quarter ended March 31, 2010 (“Q4 2010”) was $9.8 million, or $0.06 per share, 688% higher than the $1.2 million or $0.01 per share in the same quarter last year. Net earnings improved primarily due to the higher metal production and higher realized selling prices in the quarter.

  Sales in Q4 2010 were $28.2 million, an increase of 62% from $17.4 million in the same quarter last year. The increase was driven by higher quantities of metals sold and higher realized selling prices. In Q4 2010, the Company sold 1.1 million ounces of silver and 14.9 million pounds of lead, representing an increase of 4% and 13%, respectively, compared to 1.0 million pounds of silver and 13.2 million of lead in Q4, 2009. A total of 2.7 million pounds of zinc sold in Q4 2010, which was 21% less than the 3.5 million pounds of zinc sold in Q4 2009 as more ores from the non-zinc producing TLP and LM mines were processed in Q4 2010 offset the gains. The average realized selling prices for silver, lead, and zinc increased to $13.25/Oz, $0.78/lb., and $0.67/lb., respectively, increasing 53%, 50%, and 81%, respectively, compared with metal prices realized in Q4 2009.

  Cost of goods sold in Q4 2010 were $8.9 million, compared to the $6.4 million in Q4 2009. The cost of goods sold includes $7.8 million (same period last year - $6.3 million) for cash costs and $1.1 million (same period last year - $0.1 million) for amortization, depletion and depreciation charges. The increased cash cost was mainly due to more ores being processed in the quarter. The increase to the non cash cost was mainly due to absence of any depletion being recorded for the TLP, HPG, and LM Mine in Q4 2009 as they were suspended and written off last year, resulting in a zero dollar cost basis in the current year.

  Accretion on asset retirement obligation in Q4 2010 was $32, which was in line with the accretion expense of $35 recorded in the same period last year.

  Foreign exchange loss in Q4 2010 was $0.2 million compared to the foreign exchange gain of $0.7 million recorded in Q4 2009 as a result of the strengthening of the Canadian dollar.

  General exploration and property investigation expenses in Q4 2010 were $0.7 million compared to the expense of $0.5 million incurred in the same period last year. The increase was in line with exploration activities conducted during the periods.

  Investor relations expenses of $126 in Q4 2010, representing an increase of 16% over the $109 of investor relation expenses recorded in the same period last year as the Company participated in comparatively more inventors relation events during the quarter.

  General and administrative, including stock based compensation expense of $0.6 million, was $2.4 million in Q4 2010, representing an increase of 17% compared to the expenses of $2.0 million incurred in the same period last year. The increase was mainly attributable to the increased the increasing management support for growth.

  Professional fees in Q4 2010 were $0.3 million compared to professional fees of $0.1 million in the same period last year mainly due to higher professional fees for audit of internal control over financial reporting in accordance with Sarbanes – Oxley Section 404.

  Impairment charges and bad debt in Q4 2010 was $nil compared to impairment charges of $2.9 million recorded in the same period last year. The impairment charges recorded in Q4 2009 was mainly due to a $2.7 million other than temporary impairment charges to the investment in NUX, reducing the market value of NUX’s common share as at March 31, 2009.

  Equity loss on investment in NUX in Q4 2010 was $99 while an equity gain of $12 was recorded in the same period last year. The gain or loss was due to the equity pickup of the income or loss arising from the operation results of NUX.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  Interest income in Q4 2010 was $233, representing an increase of $158 compared to interest income of $75 recorded in the prior year period. The increase was mainly because more cash was invested in term deposits in China to earn higher interest income during the current period.

  Income tax expenses in Q4 2010 were $2.1 million, a decrease of 14% over the income tax expense of $2.5 million recorded in the same period last year. The decrease was mainly because no withholding tax was recorded in Q4 2010 as no dividend was declared by the Company’s subsidiaries in China while a total of $1.6 million in withholding tax accrued on the dividend declared by the board of Henan Found in Q4 2009. The income tax expenses recorded in Q4 2010 included current income tax expenses of $1.7 million (same period last year - $2.8 million) arising from the operating earnings and a future income tax expense of $413 (same period last year – recovery of $325).

  6. Liquidity and Capital Resources

  (a) Working Capital

  As at March 31, 2001, working capital increased by 67% or $32.1 million to $79.7 million (March 31, 2009 - $47.6 million) comprised mainly of cash and cash equivalents of $50.6 million (March 31, 2009 -$41.5 million), short term investments of $44.0 million (March 31, 2009 - $24.0 million), accounts receivable, prepaids and deposits of $2.5 million (March 31, 2009 - $3.2 million), inventories of $3.2 million (March 31, 2009 - $1.5 million), and other current assets of $0.3 million (March 31, 2009 - $0.9 million) offset by current liabilities of $20.9 million (March 31, 2009 - $23.4 million). The increase in working capital is mainly due to the $66.0 million of cash generated by the operating activities in fiscal 2010.

  (b) Cash and Cash Equivalents, and Short Term Investments

  Cash and cash equivalents plus short-term investments increased by $29.2 million or 45% to $94.7 million (March 31, 2009 - $65.4 million). The increase is mainly due to the $66.0 million cash generated by the operating activities in fiscal 2010, offset by $26.2 million of capital expenditures, $12.0 million of cash dividends payments and $7.2 million cash distribution to the non-controlling interest holder of the Company’s Chinese subsidiary, Henan Found.

  (c) Cash Flows: fiscal 2010 and 2009

  Operating activities generated $66.0 million in fiscal 2010, an increase of $19.0 million, compared to $47.0 million in fiscal 2009. Before changes in non-cash working capital items, which generated $4.9 million cash in fiscal 2010 (fiscal 2009 - cash generated $2.3 million), cash flow from operating activities in fiscal 2010 was $61.1 million (fiscal 2009 - $44.7 million). The higher operating cash flow in fiscal 2010 was mainly because of higher sales achieved due to the substantial improvement of metal prices and increased quantity of metals sold compared to fiscal 2009.

  Investing activities used $42.3 million in fiscal 2010 (fiscal 2009 - $36.7 million) mainly as a result of acquisition, exploration and development expenditures of $21.2 million (fiscal 2009 - $37.1million), acquisition of equipment of $5.0 million (fiscal 2009 - $12.7 million); increase of term deposits of $14.3 million (fiscal 2009 – redemption of $13.0 million), purchase of marketable securities of $1.4 million (fiscal 2009 – $nil), and prepayments to acquire plant and equipment of $0.5 million (fiscal 2009 - $0.4 million).

  Financing activities used $17.2 million in fiscal 2010 (fiscal 2009 - $4.6 million), which mainly consisted of: cash distribution to the non-controlling interest holder of $7.2 million (fiscal 2009 - $13.2 million), cash dividends to Silvercorp shareholder of $12.0 million (fiscal 2009 - $5.5 million); offset by net proceeds on bank loan and notes payable of $0.8 million (fiscal 2009 - $0.7 million), proceeds from issuance of common shares of $1.3 million (fiscal 2009 - $22.7 million); and share repurchase of $nil (fiscal 2009 – $9.5 million).

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  (d) Cash Flows: fiscal 2008

  Operating activities in fiscal 2008 generated $79.8 million mainly as a result of the net income before non controlling interest of $79.1 million realized in fiscal 2008. Cash used in investing activities in fiscal 2008 was $81.8 million, which mainly included the acquisition costs of the TLP and LM mines as well as deferred exploration and development expenditures of $36.6 million, purchase of equipment of $7.5 million, purchase of long term investment of $5.6 million and short term investment of $29.5 million. Cash used in financing activities of $9.4 million in fiscal 2008 included proceeds from the exercise of options of $2.3 million offset by the repayment of $1.4 million to a related party, distribution to non-controlling interest of $3.4 million, and cash dividend to Silvercorp’s shareholders of $6.9 million.

  (e) Contractual Commitments and Contingencies

  Commitments, not disclosed elsewhere in this Management’s Discussion and Analysis, are as follows:

  The Company entered into office rental agreements (the “Rental Agreements”), with total rental expense of $1,355 over the next four years as follows:

	2011	2012	2013	2014	Total
Rental expense	$349	$380	$361	$265	$1,355

  In connection with one of these Rental Agreements, the Company signed a sublease agreement commencing April 15, 2009 and expiring September 29, 2013, with annual rental income of $62.

  (f) Available Sources of Funding

  The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  7. Financial Instruments and Related Risks

  The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

  (a) Fair value

  Fair value is the amount of the consideration that would be agreed upon an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

  The fair value hierarchy established by amended CICA Handbook Section 3862 – Financial Instruments – Disclosures establishes three levels to classify the inputs to valuation techniques used to measure fair value and is harmonized with disclosure requirements included in ASC Subtopic 820-10 on financial instruments under US GAAP. The three levels of the fair value hierarchy are described below:

  Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

  Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

  Level 3 – Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

  The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at March 31, 2010, those financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement.

	Total	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents (ii)	$50,618	$50,618	$-	$-
Short-term investments: warrants (iii)	$268	$-	$268	$-
Short-term investments: other than warrants (i)	$43,773	$43,773	$-	$-
Receivable and deposits (i)	$1,575	$-	$1,575	$-
Amounts due from related parties (i)	$138	$138	$-	$-
Available-for-sales marketable securities (ii)	$1,849	$1,849	$-	$-

Financial liabilities
Accounts payable and accrued liabilities (i)	$7,504	$7,504	$-	$-
Deposits received (i)	$6,737	$6,737	$-	$-
Dividends payable (i)	$3,238	$-	$3,238	$-
Bank loan and notes payable (i)	$1,465	$-	$1,465	$-

  (i) Fair value approximates the carrying value due to the short-term nature.
  (ii) Recorded at fair value using quoted market prices.
  (iii) Recorded at fair value using valuation technique (please also see Note 5 of the Company’s consolidated financial statements).

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  (b) Liquidity risk

  Liquidity risk is the risk that an entity will encounter difficulties in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalents and short term investment, as well as using its line of credit as required.

  In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	March 31, 2010	March 31, 2009
	Within a year
Accounts payable and accrued liabilities	$7,504	$8,533
Deposits received	6,737	1,290
Dividends payable	3,238	2,564
Amounts due to related parties	-	7,353
Bank loan and notes payable	1,465	658
	$18,944	$20,398

  (c) Foreign exchange risk

  The Company undertakes transactions in various foreign currencies, and reports its results of its operations in US Dollars while the Canadian dollar is considered as its functional currency, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency and the translation of functional currency to reporting currency.

  The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB¥, which was tied to the US Dollar until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB¥ is not a freely convertible currency.

  The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in US$ equivalents	March 31, 2010	March 31, 2009
Canadian dollars	$27,125	$43,111
United States dollars	29,808	9,498
Chinese renminbi	48,173	15,600
Hong Kong dollars	1	2
Total financial assets	$105,107	$68,211

Canadian dollars	$3,799	$3,092
United States dollars	5	14
Chinese renminbi	15,140	17,292
Total financial liabilities	$18,944	$20,398

  As at March 31, 2010, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB¥ against the Canadian dollar would have increased (decreased) net loss by approximately $0.1 million and increased (decreased) other comprehensive income (loss) by $0.3 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  As at March 31, 2010, with other variables unchanged, a 1% strengthening (weakening) of the Canadian dollar against the US dollar would have decreased (increased) net income by approximately $0.3 million and would have increased (decreased) other comprehensive income by approximately $0.9 million.

  (d) Interest rate risk

  Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interests at market rates that are fixed to maturity or at variable interest rates. The Company also drew on the line of credit bearing an annual interest rate of 5.84%. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2010.

  (e) Credit risk

  Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

  The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has accounts receivables from customers primarily in China engaged in the mining and milling of base and poly-metallic metals industry. The historical level of customer defaults is zero and aging of accounts receivable are less than 30 days, and, as a result, the credit risk associated with accounts receivable from customers at March 31, 2010 is considered to be immaterial.

  Occasionally, the Company disposes of exploration permits of abandoned projects. The Company undertakes credit evaluations at each time of disposition. As at March 31, 2010, $nil (March 31, 2009 -$790) represented such receivables.

  (f) Equity price risk

  The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. Furthermore, as the Company’s marketable securities are also in mining companies, market values will fluctuate as commodity prices change. Based upon the Company’s portfolio at March 31, 2010, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency risk, would have resulted in an increase (decrease) to net income of approximately $0.2 million.

  8. Off-Balance Sheet Arrangements

  The Company does not have any off-balance sheet arrangements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  9. Transactions with Related Parties

  Related party transactions not disclosed elsewhere in the Management’s Discussion and Analysis are as follows:

Amount due from related parties	March 31, 2010	March 31, 2009
New Pacific Metals Corp. (a)	$138	$30

Amount due to related parties	March 31, 2010	March 31, 2009
Henan Non-ferrous Geology Bureau (b)	$-	$7,187
Quanfa Exploration Consulting Services Ltd. (d)	-	117
R. Feng Consulting Ltd. (g )	-	49
	$-	$7,353

			Years ended March 31,
Transactions with related parties	2010	2009	2008
New Pacific Metals Corp. (a)	$221	$2,080	$302
Henan Non-ferrous Geology Bureau (b)	7,187	19,263	12,118
Qinghai Non-ferrous Geology Bureau (c)	-	17	17
Quanfa Exploration Consulting Services Ltd. (d)	161	66	66
Gao Consulting Ltd.(e)	-	114	202
McBrighton Consulting Ltd.(f)	198	108	-
R. Feng Consulting Ltd. (g)	320	334	271
Directors (h)	133	99	94
	$8,220	$22,300	$13,070

(a)
  New Pacific Metals Corp. is a publicly traded company with director and officers in common with the Company. Further to a services and administrative costs reallocation agreement between the Company and NUX, the Company will recover costs for services rendered to NUX and expenses incurred on behalf of NUX. During the year ended March 31, 2010, the Company recovered $221 (years ended March 31, 2009 and 2008 - $209 and $302, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of operations.

(b)
  Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the year ended March 31, 2010, Henan Found paid $7.2 million (years ended March 31, 2009 and 2008 - $19.3 and $12.1 million, respectively.) dividends to Henan Geology Bureau.

(c)
  Qinghai Non-ferrous Geology Bureau is an 18% equity interest holder of Qinghai Found. During the year ended March 31, 2009, Qinghai Non-ferrous Geology Bureau repaid $17 previously owed to the Company. No transactions occurred between the two parties during the year ended March 31, 2010.

(d)
  Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management in Chinese subsidiaries. During the year ended March 31, 2010, the Company paid $161 (years ended March 31, 2009 and 2008 - $66 and $66, respectively) to Quanfa for its consulting services provided.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

(e)

  During the year ended March 31, 2010, the Company paid $nil (years ended March 31, 2009 and 2008 - $114 and $202, respectively) to Gao Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(f)

  During year ended March 31, 2010, the Company paid $198 (years ended March 31, 2009 and 2008 - $108 and $nil, respectively) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(g)

  During the year ended March 31, 2010, the Company paid $320 (years ended March 31, 2009 and 2008 - $334 and $271, respectively) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(h)

  During the year ended March 31, 2010, the Company incurred director fees of $133 (years ended March 31, 2009 and 2008 - $99 and $94, respectively) payable to the four independent directors of the Company.

  The transactions with related parties during the year are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

  10. Critical Accounting Policies and Estimates

  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of sales and expenditures during the reporting period. Management has identified (i) Mineral rights and properties, (ii) Assets retirement obligations, (iii) Future income tax provision, and (iv) Stock based compensation as the following discussion. Please refer to Note 2 of the Company’s consolidated financial statements for a description of all of the significant accounting policies.

  (a) Mineral rights and properties

  Acquisition costs, direct exploration and development expenditures, including costs incurred during production to increase future output by providing access to additional sources of mineral resource, are capitalized where these costs relate to specific properties for which resources exist, and it is expected that the expenditure can be recovered by future exploitation or sales.

  Upon commencement of commercial production, mineral properties and capitalized expenditures are amortized over the mine's estimated life using the units of production method calculated based on proven and probable reserves, when determined. If commercial production commences prior to the proven and probable reserves being determined, the amortization is calculated based on measured and indicated resources.

  The Company reviews the carrying value of each property that is in the exploration/development stage by reference to the project economics including the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others. The review of the carrying value of each producing property will be made by reference to the estimated future operating results and net cash flows. When the carrying value of a property exceeds its estimated net realizable amount, a provision will be made for the decline in value.

  Based on an impairment analyses undertaken at December 31, 2008, it was determined that the TLP, HPG, LM and Nabao properties were impaired, and the Company reduced the carrying value of the TLP, HPG, LM, and Nabao properties to zero and a total of $45.7 million in impairment charges were recorded. In response to the improving overall economic condition, especially commodity prices in the fourth quarter of fiscal 2009, the Company partially resumed operations at the HPG, LM and TLP mines in May 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  (b) Asset retirement obligations

  Asset retirement obligations ("ARO") represent the estimated discounted net present value of statutory, contractual or other legal obligations relating to site reclamation and restoration costs that the Company will incur on the retirement of assets and abandonment of mine and exploration sites. ARO are added to the carrying value of mineral rights and properties as such obligations are incurred and amortized against income over the useful life of the related asset. ARO are determined in compliance with recognized standards for site closure and mine reclamation established by governmental regulation.

  Over the life of the asset, imputed interest on the ARO liability is charged to operations as accretion of asset retirement obligations on the consolidated statements of operations using the discount rate used to establish the ARO. The offset of accretion expense is added to the balance of the ARO balance.

  Where information becomes available that indicates a recorded ARO is not sufficient to meet, or exceeds, anticipated obligations, the obligation is adjusted accordingly and added to, or deducted from, the ARO. Upward revision in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

  The Company’s asset retirement obligations are related to the reclamation cost of the Ying, HPG, TLP and LM properties. During the year ended March 31, 2010, the Company revisited the reclamation costs for the existing mines and the timing to settle the reclamation liabilities as a result of new environmental regulations in China and the extension of the respective mine lives due to the revised mining plan and updated reserves and resources at the existing mines. The remaining mine lives range from 9 to 11 years (March 31, 2009 - 6 to 10 years). Cash outflow were previously anticipated to be at the end of the mine lives, and are now expected to occur each year on a concurrent basis until the reclamation work is completed.

  Although the ultimate reclamation costs to be incurred for the existing mines are uncertain, the Company has revised the estimated undiscounted future value of these costs to be $3.92 million as at March 31, 2010 (March 31, 2009 - $3.11 million).

  As at March 31, 2010, the aggregate accrued obligation, representing the fair value of the future reclamation costs was $2,649 (March 31, 2009 - $2,029), estimated using a credit-adjusted risk-free discount rate of 5.94% (March 31, 2009 - 6%), of which a total of $292 asset retirement obligation was reclassified as current liabilities (March 31, 2009 - $nil).

  The Company did not incur reclamation related expenditures during the years ended March 31, 2010, 2009 and 2008.

  (c) Income taxes

  The Company uses the liability method to account for income taxes. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases on the balance sheet date. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in substantively enacted rates is included in operations. A future income tax asset is recorded when the probability of the realization is more likely than not. The Company records a valuation allowance against a portion of those future income tax assets that management believes will, more likely than not, fail to be realized. Please refer to Note 18 of the Company’s consolidated financial statements for a description of our future income tax provision.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  (d) Stock-based compensation

  The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted to employees, officers, and directors is measured at fair value at the date of the grant using the Black-Scholes pricing model and is expensed in the consolidated statements of operations over the vesting period of the options granted. The fair value of stock options granted to consultants is measured at the performance commitment date or the date that the service is delivered using the Black-Scholes pricing method. Forfeitures are accounted for as they occur.

  The following is the summary of assumptions used to estimate the fair value of each option granted using the Black-Scholes option pricing model.

	Years ended March 31,
	2010	2009	2008
Risk free interest rate	1.18% to 2.75%	0.95% to 2.95%	2.58% to 4.31%
Expected life of option in years	0.4 to 5 years	2 to 5 years	2 to 5 years
Expected volatility	69% to 90%	55% to 90%	52% to 117%
Expected dividend yield	1% to 3%	1% to 3%	1%

  The weighted average grant date fair value of options granted during the year ended March 31, 2010 was CAD$1.94 (years ended March 31, 2009 and 2008 - CAD$3.05 and CAD$3.53, respectively). For the year ended March 31, 2010, a total of $1,914 (year ended March 31, 2009 and 2008 - $2,103 and $2,473, respectively) in stock-based compensation expenses was recorded and included in the general and administrative expenses on the consolidated statements of operations.

  11. Adoption of New Accounting Standards

  (a) Goodwill and Intangible Assets

  In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27 “Revenues and Expenditures in the Pre-operating Period” (“EIC-27”) was withdrawn.

  The standard is effective for the Company’s fiscal year beginning April 1, 2009. Adoption of this standard did not have a significant effect on the consolidated financial statements.

  (b) Financial Instruments – Recognition and Measurement

  On June 17, 2009, the Accounting Standards Board of Canada (“AcSB”) released Embedded Derivatives on Reclassification of Financial Assets, amending Section 3855, Financial Instruments – Recognition and Measurement. The amendment indicates that contracts with embedded derivatives cannot be reclassified out of the held-for-trading category if the embedded derivative cannot be fair valued. The standard is effective for reclassifications made on or after July 1, 2009. The adoption of this standard did not have a significant effect on the consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  (c) Financial Instruments – Disclosure

  In June 2009, the AcSB amended Section 3862, Financial Instruments – Disclosures, to converge with Improving Disclosures about Financial Instruments (Amendments to IFRS 7). The amendments expand the disclosures required in respect of recognized fair value measurements and clarify existing principles for disclosures about the liquidity risk associated with financial instruments, including the fair value hierarchy into which the fair value measurements are categorized in their entirety. Disclosure must be made for any significant transfers between the Level of the fair value hierarchy and the reasons for those transfers. The Company adopted this amended standard on March 31, 2010 and the required disclosures are included in Section 7 – Financial Instruments and Related Risks above.

  12. Future Accounting Changes

  (a) Business Combinations and Related Sections

  In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. The Company adopted this standard effective April 1, 2010. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with IFRS. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

  The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”, which replace Section 1600 “Consolidated Financial Statements”. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

  The adoption of this standard will affect the accounting for business combinations taking place on and after April 1, 2010.

  (b) Multiple deliverable revenue arrangements

  In December 2009, the EIC issued EIC Abstract 175, “Multiple Deliverable Revenue Arrangements”. This EIC addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how such a multiple deliverable revenue arrangement consideration should be measured and allocated to the separate units of accounting. This EIC should be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted. The Company did not early adopt this EIC and upon adoption does not expect it to have a material impact on the Company’s consolidated financial statements.

  (c) Convergence with IFRS

  In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with early adoptions permitted. Accordingly, the Company plans to adopt IFRS for fiscal years beginning April 1, 2011. The Company’s first IFRS financial statements will be its interim financial statements for the first quarter of fiscal 2012 with an opening balance sheet date of April 1, 2011, which will require restatement of comparative information presented.

  The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  The Company has designated the appropriate resources to the conversion project to develop an effective plan and continues to assess resource and training requirements as the project progresses. The Company’s conversion plan consists of the following four phases: scoping and planning, diagnostic assessment, operations implementation and post implementation. The Company has completed the scoping and planning phase. The scoping and planning phase involved establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected by the conversion and developing a project charter, implementation plan and communication strategy.

  The diagnostic assessment phase (“phase 2”) which is in progress will result in the selection of IFRS accounting policies and transitional exemptions decisions, estimates of quantification of financial statement impacts, preparation of shell financial statements and identification of business processes and resources impacted. The Company has completed the selection of IFRS accounting policies and transitional exemptions decisions. Estimates of the quantified impacts of a significant portion of anticipated changes to the Company’s current accounting policies on the Company’s IFRS opening balance sheet have been made and business processes and resources impacted have been identified. The Company expects to complete estimates of the quantified impacts of the remaining anticipated changes to the Company’s current accounting policies on the Company’s IFRS opening balance sheet during the first quarter of fiscal 2011.

  The operations implementation phase (“phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the IFRS opening balance sheet at April 1, 2011, fiscal 2012 and thereafter. Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. Changes to the reporting and system processes to support preparation of the IFRS opening balance sheet at April 1, 2011 are expected to be implemented by the middle of fiscal 2011.

  Post implementation (“phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2012 and beyond. The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects currently underway. The Company’s conversion process includes monitoring actual and anticipated changes to IFRS standards and related rules and regulations and assessing the impacts of these changes on the Company and its reporting, including expected dates of when such impacts are effective.

  13. Other MD&A Requirements

  Additional information relating to the Company:

  (a) may be found on SEDAR at www.sedar.com;
  (b) may be found at the Company’s web-site www.silvercorpmetals.com;
  (c) may be found in the Company’s Annual Information Form; and,
  (d) is also provided in the Company’s annual audited consolidated financial statements for the years ended March 31, 2010, 2009 and 2008.

  14. Outstanding Share Data

  As at the date of this report, the following securities were outstanding:

  (a) Share Capital

  Authorized - unlimited number of common shares without par value
  Issued and outstanding – 164,893,207 common shares with a recorded value of $148.7 million

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  Shares subject to escrow or pooling agreements - $nil.

  (b) Options

  As at the date of this report, the outstanding options are comprised of the following :

Number of Options	Exercise Price (CAD$)	Expiry Date
10,000	5.99	July 1, 2010
118,899	4.32	July 23, 2011
614,400	6.74	April 10, 2012
90,000	6.95	October 1, 2012
101,700	9.05	January 16, 2013
50,000	7.54	May 13, 2013
387,994	5.99	July 1, 2013
128,000	3.05	October 1, 2013
915,982	2.65	April 19, 2014
413,000	7.00	January 5, 2015
262,000	7.40	April 20, 2015
3,091,975

  15. Other Risks and Uncertainties

  (a) Political and Country Risk

  The Company conducts its operations mainly in China and is potentially subject to a number of political and economic risks. The Company is not able to determine the impact of these risks on its future financial position or results of operations. The Company’s exploration, development and production activities may be substantially affected by factors outside of the Company’s control. These potential factors include, but are not limited to: levies and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, cancellation or renegotiation of contracts, and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

  (b) Environmental Risks

  The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits and such failure may materially adversely affect the Company’s business, results of operations or financial condition.

  (c) Risk Factors

  The Company is subject to other risks that are outlined in the Annual Information Form 51-102F2, Short Form Prospectus, and the NI 43-101 technical reports, which are available on SEDAR at www.sedar.com.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  16. Controls and Procedures

  Silvercorp’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.

  As of March 31, 2010, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2010, the Company’s disclosure controls and procedures (“DC&P”) were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

  (a) Changes in Internal Controls over Financial Reporting (“ICFR”)

  During the year ended March 31, 2010, the Company has performed financial statements risk assessments, reviewed and documented business process, linked financial statement items to key business processes, identified significant locations and key controls, remediated control deficiencies and performed test of controls. The Company also documented and incorporated its control environment and information system controls into entire ICFR and DC&P, remediated identified control deficiencies, and tested of controls. Especially, the Company has remediated certain material weakness and significant deficiencies by enhancing the Board function to reduce the risk of lack of segregation of duties due to the concentration of leadership and by establishing and maintaining appropriate information system controls and procedures in areas such as system changes, logic access, security and controls over Excel spreadsheets.

  (b) Management’s Report on Internal Control over Financial Reporting

  Management of Silvercorp is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accounting principles. It includes those policies and procedures that:

    pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to the acquisition and disposition of Silvercorp’s assets,

    provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and receipts and expenditures are made only in accordance with authorization of management and Silvercorp’s directors, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Silvercorp’s assets that could have a material effect on the financial statements.

  The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  Management assessed the effectiveness of Silvercorp’s internal control over financial reporting as at March 31, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of March 31, 2010, Silvercorp’s internal control over financial reporting is effective. Also management did not identify any material weaknesses in conducting their evaluation of Silvercorp’s internal control over financial reporting as at March 31, 2010.

  Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. Ernst & Young LLP, our independent auditors, were engaged, approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as at March 31, 2010. Ernst & Young LLP has provided such opinions.

  17. Directors and Officers

  As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO
Myles J. Gao, Director, President & COO	Myles J. Gao, Director, President & COO
Yikang Liu, Director	Maria Tang, Interim Chief Financial Officer
Earl Drake, Director	Lorne Waldman, Corporate Secretary
Paul Simpson, Director	Shaoyang Shen, Vice President, China Operations
Greg Hall, Director	Jack Austin, Special Advisor to the Chairman and CEO
Robert Gayton, Director	Frank Hrdy, Vice President, Canadian Operations

  18. Outlook for Fiscal 2011

  Ying Mining District, Henan Province, China

  For fiscal year 2011, Silvercorp expects a 13% increase in silver production to 5.3 million ounces with production from the TLP, HPG and LM mines continuing to grow as mine development progresses. The Company’s production plan is to produce approximately 500,000 tonnes of ore at grades of 360 g/t silver, 8% lead and 1.2% zinc, yielding 5.3 million ounces of silver, 83.7 million pounds of lead and 10.3 million pounds of zinc.

  Using the average metal prices during the fourth quarter of fiscal year 2010 and the above projected production figures, the Company’s mining operations in fiscal 2011 are expected to generate revenues of $140 million. Capital expenditures for fiscal 2011 are budged at $13 million at the Ying Mining District -- including $7 million for the Ying mine, $4 million for the TLP mine and $2 million for the HPG and LM mines.

  GC Project, Guangdong Province, China

  At the GC development project in Guangdong Province, China, the Company is engaged in environmental permitting and is continuing the process of compiling a feasibility study, which includes detailed mine and mill designs. Capital expenditure projections at the project for the current fiscal year will depend on the timing of receipt of the environmental permit.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Year Ended March 31, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

  Silvertip Project, British Columbia, Canada

  Within the next 12 months, the Company intends to complete the necessary studies required for the submission of a B.C. Small Mine Permit application for an operation with an annual capacity of up to 75,000 tonnes. The Small Mine Permit will allow Silvercorp to commence early production, focusing on higher grade (>1,000 g/t silver equivalent) ore zones that can be accessed from existing tunnels. Expected cash flows from the small mining operation will then help finance further exploration to expand both the resource and future mine operations.

  The Company’s first step will be to obtain the necessary permits to de-water the existing underground workings, which is expected to take approximately six months. Once the permit is obtained, and the dewatering occurs, an underground exploration program, including a bulk sample, exploration drilling and a geotechnical assessment, will be carried out.

  In addition, a surface drill program will be carried out this summer where previous drill holes have intercepted extensive mineralized zones that were not included in the 2010 resource estimation as the drill holes were too widely spaced. Furthermore, several geophysical and geochemical anomalies located within 5 kilometres of the existing resource areas along the same shale-limestone contact zone previously identified to host high-grade mineralization will also be drill tested. The total capital expenditure budget for calendar year 2010 at the Silvertip project will be approximately $4-5 million.

  Future Acquisitions

  Silvercorp continues to pursue future growth opportunities by carrying out aggressive exploration programs within existing exploration and mining permit areas at its projects in addition to continually seeking out acquisitions projects in China and other jurisdictions.

  FORWARD LOOKING STATEMENTS

  Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan” “expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” or “can” occur. Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration, development, and mining of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, currency fluctuations, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this report under the heading “Outlook”. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 29